UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

March 2005

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    X     Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release March 8, 2005

DESCRIPTION:

Asia Pacific Resources Conference Call - March 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  March 8, 2005

By                                        “Doris Meyer”

                                        (Signature)

Doris Meyer, Assistant Corporate Secretary

Asia Pacific Resources Ltd.

Asia Pacific Resources Conference Call- March 10, 2005

TORONTO, ONTARIO--(CCNMatthews – March 8, 2005) - Asia Pacific Resources Ltd. will hold an investor conference call and web presentation on Thursday, March 10th, 2005 at 10:15 a.m EST.

John Bovard, Asia Pacific Resources President and CEO will discuss the Company's operations and plans and take calls from investors.

Participants should dial in to the call at approximately 10:10 EST using one of the following numbers

                            Local: 416-695-9753

                       Toll Free Access: 1-888-789-0089

The call recording will be available until March 24th, 2005

                    Instant Replay Access information:

                         Local Access: 416-695-5275

                       Toll-Free Access: 1-888-509-0081

For webcast please visit: http://events.onlinebroadcasting.com/asiapacific/031005/index.php

Asia Pacific Resources Ltd. shares are traded on the Toronto and Frankfurt stock exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Sherbourne Group

Forbes West

(888) 655-5532

forbes@sherbournegroup.ca